MAGYAR BANCORP, INC.

POLICIES AND PROCEDURES REGARDING INSIDER TRADING AND
THE CONFIDENTIALITY OF INFORMATION

I.	Executive Summary

This policy provides guidelines to employees, executive officers and directors Magyar Bancorp and its subsidiaries, including Magyar Bank (the “Company”) with respect to transactions in the Company’s publicly traded securities, including common stock, options for common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures. In this policy, the employees, executive officers and directors of the Company are referred to as “Insiders.” There is a presumption that the restrictions applicable to Insiders apply equally to their spouse, minor children and family members sharing the same home.

Any person who possesses Material Nonpublic Information regarding the Company is deemed to be an Insider for so long as the information is not publicly known or disclosed.

II.	Material Nonpublic Information

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material.

Either positive or negative information may be material. Examples of such information may include but are not limited to:

• Financial results

•	Projections of future earnings or losses
•	News of a pending or proposed merger or acquisition
•	News of the disposition of a subsidiary
•	Impending bankruptcy or financial liquidity problems
•	Gain or loss of a substantial customer or supplier
•	Changes in dividend or stock repurchase policies
•	Stock splits
•	New equity or debt offerings
•	Significant litigation exposure due to actual or threatened litigation
•	Major changes in senior management

Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not readily available to the general public.

III.	General Policy

It is the policy of the Company to prohibit the unauthorized disclosure of Material Nonpublic Information regarding the Company acquired in the workplace or otherwise and to prohibit the misuse of Material Nonpublic Information in securities trading. Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

IV.	Specific Polices

1.       Trading on Material Nonpublic Information. No Insider shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company, and ending at the close of business on the trading day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material. As used herein, the term “trading day” shall mean a day on which national stock exchanges and the Nasdaq Stock Market are open for trading.

2.       Earnings Releases and “Black Out Period” for Trading. As a precaution, the Company specifically prohibits Regulatory Insiders and a specifically identified group of employees from engaging in any transaction involving a purchase or sale of the Company’s securities during any period commencing at the end of the 15th day of the third month of each calendar quarter, and ending at the close of business on the second trading day following the date of public disclosure of financial information for that quarter/year end (the “black-out period”).

The Company’s directors and its executive officers are considered Regulatory Insiders. The specifically identified group of employees will be determined by the Chief Executive Officer, and will generally consist of those employees who have routine access to Material Non-public Information, especially information regarding the financial condition and performance of the Company. It should be noted that just because an individual is not subject to this “black out” period for trading, the prohibition on trading while in possession of Material Nonpublic Information applies to everyone, within or within the “black out” period.

3.       Tipping. No Insider shall disclose (“tip”) Material Nonpublic Information to any other person, including family members or members of an insider’s household, where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities.

4.       Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden.

V.	Potential Criminal and Civil Liability and/or Disciplinary Action

1.       Liability for Insider Trading. Insiders may be subject to disgorgement of profits, or losses avoided, monetary penalties and/or time in jail for engaging in transactions in the Company’s securities at a time when the Insider has knowledge of Material Nonpublic Information regarding the Company.

2.       Liability for Tipping. Insiders may also be liable for improper transactions by any person, commonly referred to the “tippee”, to whom they have disclosed Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the National Association of Securities Dealers, Inc. use sophisticated electronic surveillance techniques to uncover insider-trading activities.

3.       Possible Disciplinary Actions. Employees and directors of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include immediate termination of employment or service.

VI.	Applicability of Policy to Inside Information Regarding Other Companies

This policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Company’s and the Bank’s customers, vendors, suppliers or acquisition candidates (“business partners”) when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil and criminal penalties and termination of employment may result from trading on inside information regarding the Company’s business partners. All employees should treat Material Nonpublic Information about the Company’s business partners with the same care required with respect to information related directly to the Company.

VII.	Certain Exceptions

1.       Stock Option Exercises. The Company’s insider trading policy does not apply to the exercise of an employee stock option, or to the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares subject to an option to satisfy tax withholding requirements. The policy does apply, however, to any sale of stock following exercise, or as part of a broker-assisted cashless exercise, of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

2.       401(k) Plan. The Company’s insider trading policy does not apply to ongoing purchases of Company stock in the 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. The policy does apply, however, to elections you may make under the 401(k) plan, including (a) an election to commence or terminate purchases of Common Stock through the 401(k) plan;  (b) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (c) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (d) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (e) your election to pre-pay a plan loan if the pre-payment will result in an allocation of loan proceeds to the Company stock fund.

3.       Dividend Reinvestment and Stock Purchase Plan. The Company’s insider trading policy does not apply to ongoing purchases of Company stock under the Company’s dividend reinvestment plan resulting from your reinvestment of dividends paid on Company securities and the periodic contribution of money to the stock purchase plan pursuant to your bank account deduction election. The policy does apply, however, to voluntary purchases of Company stock resulting from additional contributions you choose to make to the plan, and to your election to participate in the plan or increase or decrease your level of participation in the plan. The policy also applies to your sale of any Company stock purchased pursuant to the plan.

4.       10b5 Plans. The Company’s insider trading policy does not apply to purchases or sales of Company stock under a pre-approved trading plan that complies with Rule 10b5-1 of the SEC. The policy does apply, however, to the election by an individual or the Company to enter into a 10b5 plan.

5.       Charitable Contributions. The Company does not believe that Regulatory Insiders should be prohibited from making bona fide gifts and charitable donations outside the trading window in situations where there is no unusual activity or other reason to believe that a transaction would be particularly risky. As with other transactions in the Company’s securities, and as explained below, Regulatory Insiders need to pre-clear these transactions.

VIII.	Additional Prohibited Transactions

The Company considers it improper and inappropriate for any director, executive officer or other employee of the Company to engage in short-term or speculative transactions in the Company’s securities. It therefore is the Company’s policy that directors, executive officers and other employees may not engage in any of the following transactions:

1.       Short Sales. Short sales of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance. For these reasons, short sales of the Company’s securities are prohibited by this policy. In addition, Section 16(c) of the Securities and Exchange Act prohibits executive officers and directors from engaging in short sales.

2.       Margin Accounts and Pledges by Regulatory Insiders. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of Material Nonpublic Information or is not permitted to trade in Company securities, directors and executive officers are discouraged from pledging Company securities as collateral for margin purchases or a loan. If Company securities are pledged as collateral for margin purchases or a loan by a Regulatory Insider, the Investor Relations Officer must be informed. The SEC has proposed that the annual proxy statement disclose the number of shares pledged by directors and executive officers.

3.       Post-Termination Transactions. This Policy continues to apply to your transactions in Company securities even after you have terminated employment with the Company. If you are in possession of Material Nonpublic Information when your employment terminates, you may not trade in Company securities until that information has become public or is no longer material.

IX.	Additional Information –Regulatory Insiders

Regulatory Insiders of the Company must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities and Exchange Act of 1934, as amended. While such provisions are quite complex under the Act, the practical effect of these provisions is that Regulatory Insiders who purchase and sell (or sell and purchase) the Company’s securities within a six-month period must forfeit, or disgorge, all profits to the Company whether or not they had knowledge of any Material Nonpublic Information. Under these provisions, and so long as certain other criteria are met, neither the receipt of an option under the Company’s option plans, nor the exercise of that option nor the receipt of stock under the Company’s employee stock purchase plan, if applicable, is deemed a purchase under Section 16. However, the sale of any such shares relative to the above-mentioned programs is considered a sale under Section 16.

All Regulatory Insiders are required to file a Form 4 with the SEC within two business days of a transaction related to Company stock. The filing of these forms is the responsibility of the respective Regulatory Insider but are coordinated and filed by the Company.

In an effort to maintain compliance with the strict timeframes of Section 16 and the policies referenced herein, all trades by a Regulatory Insider and the specifically identified group of employees must be pre-approved through the Investor Relations Officer prior to the execution of that trade. Therefore, such persons must notify the Investor Relations Officer prior to engaging in a stock sale or purchase.